January 26, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Global Leaders Corporation

Registration Statement on Form S-1

Filed December 14, 2020

File No. 333-251324

To the men and women of the SEC:

On behalf of Global Leaders Corporation, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated January 11, 2021 addressed to Mr. Yip Hoi Hing Peter, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on December 14, 2020.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Registration Statement on Form S-1

Prospectus Cover, page i

1. We note that you have disclosed the proceeds you expect to receive if all 2,500,000 primary shares are sold. Please also disclose the proceeds the selling stockholders would receive if all 18,381,000 shares are sold. Refer to Item 501(b)(3) of Regulation S-K.

Company Response:

We have added this language in the Prospectus Cover section on page i.

Our Offering, page 3

2. We note the disclosure in your risk factors that Mr. Yip will retain approximately 55% of the voting power of the company after the offering and that he will be able to control certain matters submitted to a stockholder vote. Please include similar disclosure here in your Prospectus Summary and in your Description of Securities sections.

Company Response:

We have added this language on page 3 and page 22.

Risk Factors, page 5

3. We note that your operations are based out of Hong Kong and that you intend to conduct your business in the Asia-Pacific region. Please add a risk factor that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, the PCAOB and other authorities, to conduct investigations and inspections within the PRC and Hong Kong. Refer to CF Disclosure Guidance: Topic No. 10.

Company Response:

We have added a corresponding risk factor on page 5.

We may be subject to government laws and regulations particular to our operations with which we may be unable to comply, page 7

4. Please revise this risk factor to more specifically discuss the risks relating to the regulatory environment in Hong Kong, including, but not limited to, risks related to the interpretation and enforcement of laws and regulations, intellectual property rights, unfavorable tax consequences for non-citizen shareholders, restrictions on foreign investment and the ability to transfer funds into or out of the country. Refer to CF Disclosure Guidance: Topic No. 10.

Company Response:

We have added three risk factors on page 6. However, the company does not believe that in Hong Kong there are unfavorable tax consequences for non-citizen shareholders, restriction on foreign investment or restrictions on fund transfer into or out of Hong Kong. Accordingly, the added risk factors do not address these points.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 14

5. We note your disclosure in the Business section that you plan to increase your marketing spend and to develop your GLA Platform. Please include a discussion here of management’s planned capital expenditures or any known trends relating to your expansion-related investments. Refer to Item 303(a)(2)(ii) of Regulation S-K.

Company Response:

We have added the appropriate disclosures to the Liquidity and Capital Resources section on page 14.

Results of operations from July 20, 2020 to October 31, 2020, page 14

6. We note your disclosure that "[t]he Company started to generate revenue in the month of October 2020." Please amend your filing to provide further detail regarding the source of this revenue.

Company Response:

We have added additional clarification on page 14.

Business Information, page 16

7. Please revise to include a materially complete discussion of the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K. This disclosure should cover all relevant PRC and Hong Kong regulations, including regulations relating to foreign investment as well as regulations that are particular to the industry in which you are and will be operating.

Company Response:

We have added information pertaining to Hong Kong regulations on page 17.

8. Please disclose your number of total employees and number of full time employees. In this regard, we note your disclosure on page 25 that your business is operated by a small number of employees. See Item 101(h)(4)(xii) of Regulation S-K.

Company Response:

We have added this information on page 17.

Management Trainers, page 16

9. Please include more detailed disclosure regarding your relationships with your management training partners, including, for example, the material terms of your trainer’s agreements, the fee structures, the number of partners the company currently engages or is able to engage, and any competition the company faces in recruiting and maintaining these training partners. In addition, please add a risk factor addressing your reliance on these management training partners in providing consulting services to your clients, if material.

Company Response:

We have added additional clarification in the Management Trainers section on page 16 and a risk factor on page 5.

Determination of Offering Price, page 18

10. We note your disclosure that the offering price is based on your assessment of your financial condition and prospects, limited offering history, and the general condition of the securities market. On the prospectus cover, you state that the price was arbitrarily determined and “bears no relationship to assets, earnings, or any other valuation criteria.” Please reconcile this disclosure.

Company Response:

We have revised the inconsistency on page 18 accordingly.

Dilution, page 19

11. Please include disclosure comparing the public contribution under the proposed public offering and the effective cash contribution of your existing stockholders in transactions since your inception. Refer to Item 506 of Regulation S-K.

Company Response:

We have revised the Dilution section on page 19 given the values for the rows within the tables of this section titled “net proceeds from this offering” were previously unclear and did not reflect the amount of proceeds that would be generated from the offering for the benefit of the Company for each given percentage of shares sold (25%, 50%, 75%, and 100%). We have adjusted the totals throughout and now believe it is clear what the capital contributions are to be by new shareholders for the aforementioned percentages of shares sold by the Company. We have also added the following language: “Totals in the table below are rounded to the nearest hundredth. Our officers and directors, prior to this offering, purchased shares in various quantities at prices of $0.0001 and $0.20 per share.”

Plan of Distribution, page 21

12. You state here that the directors will not register as broker-dealers because they are relying on Rule 3a4-1, while on the prospectus cover you state that only Mr. Yip will be selling the common stock offered by the Company. Please clarify whether all directors or solely Mr. Yip will be selling the shares offered by the Company, and revise your disclosure throughout the registration statement for consistency. Lastly, please disclose whether there is any agreement with Mr. Yip regarding the sale of the shares on the company's behalf, and disclose the factors, if any, Mr. Yip will consider in determining to sell shares on behalf of the company or for his own account, and otherwise how he will determine for which entity he will sell shares.

Company Response:

We have amended page 21 accordingly.

Description of Securities, page 22

13. Please disclose the provision in Article II Section 2 of your Bylaws that limits a stockholder’s ability to call a special meeting, and provide risk factor disclosure related to the same, if material. Refer to Item 202(a)(5) of Regulation S-K.

Company Response:

We have added this disclosure on page 22.

Security Ownership of Certain Beneficial Owners and Management, page 27

14. Please make the following changes to your tabular and footnote disclosure: (i) include a row reflecting the ownership of all directors and officers as a group; (ii) include the shares held by CSG Group Holdings Limited and CS Global Consultancy Limited, but controlled by Mr. Yip, in the total shares and percentage owned by Mr. Yip, in addition to the respective totals for CSG Group Holdings and CS Global Consultancy, and include corresponding footnote disclosure; (iii) if Mr. Yip and Ms. Yip share voting and investment power over their respective shares, include the shares held by Ms. Yip in Mr. Yip's total with corresponding footnote disclosure and the shares held by Mr. Yip in Ms. Yip's total with corresponding footnote disclosure; and (iv) provide via footnote the mailing address of all stockholders. Refer to Item 403 of Regulation S-K and the Instructions thereto.

Company Response:

Mr. Yip and Ms. Yip are not related in any capacity. It is a coincidence that their surnames are the same. Law Mo Ching is the spouse of Mr. Yip. Accordingly, we have combined the voting and investment power of Mr Yip and Ms. Law Mo Ching in the table on 27. All other amendments have been made.

Exhibits

15. Please confirm you intend to file a specimen stock certificate and a list of subsidiaries of the registrant. Please also confirm that you will file your service agreement with CS GlobalGC, and any other material agreements. Refer to Item 601(b) of Regulation S-K. Alternatively, please tell us why you do not believe you are required to file these exhibits.

Company Response:

The Company does not currently have a stock specimen and does not intend to file one. Investors pursuant to the offering will be in receipt of a signed subscription agreement evidencing their investment, and their ownership will be recorded in book entry by a transfer agent engaged by the company subsequent to the offering.

The Service Agreement with CS GlobalGC has been attached as exhibit 10.1. We have attached a list of subsidiaries as exhibit 21.1.

 *We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 26, 2021

/s/ Yip Hoi Hing Peter

Yip Hoi Hing Peter

Chief Executive Officer